Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(In millions)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income (loss) before income taxes	$4,299	$4,616	$3,212	$(2,180)	$(2,445)
Add: Total fixed charges (per below)	1,956	1,836	1,931	1,983	1,586
Less: Interest capitalized	45	52	61	47	50

Total earnings (loss) before income taxes	$6,210	$6,400	$5,082	$(244)	$(909)

Fixed charges:
Interest (1)	$1,036	$932	$948	$902	$682
Portion of rental expense representative of the interest factor	920	904	983	1,081	904

Total fixed charges	$1,956	$1,836	$1,931	$1,983	$1,586

Ratio of earnings to fixed charges	3.2	3.5	2.6	—	—

Coverage deficiency	$—	$—	$—	$2,227	$2,495

(1)	The twelve months ended December 31, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.